Filed Pursuant to Rule 424(b)(3)
File No. 333-126359
PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED OCTOBER 3, 2005 AS AMENDED BY POST EFFECTIVE AMENDMENT NO. 1
DATED JUNE 20, 2006 AND POST EFFECTIVE AMENDMENT NO. 2 DATED MAY 9, 2007
(AS SUPPLEMENTED BY PROSPECTUS SUPPLEMENTS DATED , JANUARY 9, 2005, MARCH 31, 2006,
MAY 3, 2006, AUGUST 16, 2006, NOVEMBER 9, 2006 AND APRIL 3, 2007)
MINRAD INTERNATIONAL
23,591,991 SHARES OF COMMON STOCK
This prospectus covers a total of up to 23,591,991 shares of our common stock, par value $0.01 per share of Common Stock, that may be offered from time to time by the Selling Securityholders named in this prospectus. This offering is not being underwritten. We will not receive any of the proceeds from the sale of the shares of our common stock in this offering. If the warrants are exercised so that the underlying shares may be sold, we will receive the exercise price of the warrants, which vary from $1.25 to $3.85 per share. These shares have been registered to permit the Selling Securityholders to sell shares from time to time, in amounts, at prices and on terms determined at the time of offering. The Selling Securityholders may sell this Common Stock through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page 27 of Post Effective Amendment No. 2 to Form SB‑2 on Form S-3 filed with the Securities and Exchange Commission on May 9, 2007.
This prospectus supplement updates and should be read in conjunction with the prospectus dated October 3, 2005 (as amended and supplemented to date), which is to be delivered with this prospectus supplement. Such documents contain information that should be considered when making your investment decision. To the extent there is a discrepancy between the information contained herein and the information in the prospectus, the information contained herein supersedes and replaces such conflicting information.
Our common stock is traded on the American Stock Exchange under the symbol “BUF”. On September 13, 2007, the last reported sale price of our common stock was $4.79 per share.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 6 of Post Effective Amendment No. 2 to Form SB‑2 filed on Form S-3 on May 9, 2007 for a discussion of these risks.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Common Stock or determined that the information in this prospectus is accurate and complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is September 14, 2007.

SELLING SECURITYHOLDERS
     The Selling Securityholder table located on pages 20-26 of the prospectus dated May 9, 2007 is hereby amended as set forth below to reflect transfers of Common Stock and warrants by certain Selling Securityholders listed on the table and to add the transferees as Selling Securityholders. Crestview Capital LLC transferred warrants which have since been exercised for 10,000 shares of Common Stock and warrants to acquire 500,000 shares of Common Stock to OTC LLC. Aisling Capital II L.P. acquired 750,000 shares of Common Stock from the conversion of Series A preferred which was transferred from Crestview Capital LLC, Corsair Capital Partners, L.P., Corsair Capital Investors, Ltd. and Corsair Capital Partners 100, L.P. In addition, Corsair Capital Partners, L.P., Corsair Capital Investors, Ltd. and Corsair Capital Partners 100, L.P. transferred warrants to acquire 125,000 shares of Common Stock to LBI Group, Inc. After the transfers, Corsair Capital Partners, L.P., Corsair Capital Investors, Ltd. and Corsair Capital Partners 100, L.P. no longer owned Common Stock or warrants covered by this Prospectus.
     Based on information provided to us by the Selling Securityholders, the following table sets forth information regarding the Selling Securityholders who were parties to the above transfers and their ownership of Common Stock as of September 10, 2007.

	Number of		Shares of
	Shares of		Common Stock
	Common Stock	Number of	Beneficially Owned
	Beneficially	Shares of	After Offering (2)
	Owned Prior to	Common Stock
Name of Selling Securityholder	Offering (1)	Being Offered	Number	Percentage

Crestview Capital Master LLC (3)	65,498	65,498	0	0

OTA LLC (4)	510,000	510,000	0	0

Aisling Capital II L.P. (5)	2,603,000	750,000	1,853,000	3.9%

LBI Group, Inc. (6)	125,000	125,000	0	0
(1)	The shares indicated include Common Stock issued as dividends on the Series A preferred stock, Common Stock issued upon the conversion of the Series A preferred stock and Common Stock that was or may be issued upon the exercise of warrants held by the Selling Securityholders and options exercisable within 60 days of September 10, 2007.

(2)	Assumes that all of the shares offered hereby are sold and that shares owned before the offering but not offered hereby are not sold.

(3)	Shares held by Crestview Capital Master LLC include 65,498 shares which were issued upon the conversion of the Series A preferred stock. Crestview Capital Partners, LLC (“Crestview Partners”) is the sole manager of Crestview Capital Master, LLC (“Crestview”) and as such has the power to direct the disposition of investments owned by Crestview. Stewart Flink, Robert Hoyt and Daniel Warsh are the managers of Crestview Partners, and as such may be deemed to share the power to vote and dispose of investments beneficially owned by Crestview Partners, including the common stock. As a result, each of Messrs. Flink, Hoyt and Warsh may also be deemed to beneficially own the above-described shares of Common Stock held by Crestview and Crestview Partners; however, each disclaims beneficial ownership of such shares of common stock.

(4)	Shares held by OTA LLC include: 500,000 shares underlying warrants exercisable at $3.85 per share and 10,000 shares which were issued upon the exercise of warrants. Ira Leventhal has sole voting and investment power over the shares owned by OTA. OTA is a broker-dealer, but it affirms that it received the warrants in the ordinary course of business and it has no agreement to directly or indirectly engage in a distribution of the shares.

(5)	Shares held by Aisling Capital II L.P. include 750,000 shares which were issued upon conversion of the Series A preferred stock. Steven Elms, Dennis Purcell and Andrew Schiff jointly have voting and investment power over the shares beneficially owned by Aisling Capital II L.P. Aisling Capital II L.P. is not a broker-dealer, and it affirms that it obtained the Series A preferred stock in the ordinary course of business and has no agreement to directly or indirectly engage in a distribution of the shares.

(6)	Shares held by LBI Group Inc. include 125,000 shares underlying warrants exercisable at $3.85 per share. LBI Group Inc. is a wholly-owned subsidiary of Lehman Brothers Inc., which is a registered broker-dealer. LBI Group has represented to us that it is not acting as an underwriter in this offering, it purchased the shares it is offering under this prospectus in the ordinary course of business, and at the time of such purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Lehman Brothers Holdings Inc. a public reporting company is the parent company of Lehman Brothers Inc. Under the rules of the Securities and Exchange Commission, Lehman Brothers Inc. and Lehman Brothers Holdings Inc. may be deemed to have investment and voting power over, and therefore be beneficial owners of, the shares underlying the warrants held by LBI Group, Inc.